July 10, 2009

Ms. Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year Ended December 31, 2008 File No. 001-31369

Dear Ms. Blye:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to the Staff’s comment letter dated June 25, 2009 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008.

General

1.	We note the disclosure on pages 3, 17, and 26 in your Form 10-K that you operate in Latin America, and the disclosure on page 53 that your commercial aerospace portfolio includes aircraft leased to customers in Latin America, Africa, and the Middle East, regions that are generally understood to include Cuba, Sudan, Syria, and Iran. In addition, we note your press release dated September 18, 2006, available on your website, announcing that CIT Aerospace had agreed to lease six new Airbus aircraft to Qatar Airways, an airline that provides flights to and from Iran, Sudan, and Syria.

Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, customers, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Company Response

At December 31, 2008, CIT Aerospace, a unit of the Company, leased or financed nearly 300 commercial aircraft to over 100 customers worldwide, including 14 aircraft to customers in Africa and the Middle East and 41 aircraft to customers in Latin America. None of these customers are associated with the government of, reside in, or are owned by any national or resident of any country that is on the list of sanctioned countries maintained by the United States Office of Foreign Assets Control (OFAC), including Cuba, Iran, Sudan, and Syria. CIT Aerospace originally leased six aircraft to Qatar Airways, five of which are still on lease and one of which was sold to Qatar Airways within the last year. The lease documents between CIT Aerospace and Qatar Airways contain a compliance with laws provision that effectively restricts the lessee from using any equipment leased from CIT Aerospace in, or to fly routes to, any sanctioned countries. In March 2007, CIT Aerospace updated the compliance with laws provision in its commercial aircraft lease template to specifically require compliance with OFAC. The updated provision includes, among other things, a reference to the United States Department of Treasury’s website where CIT Aerospace’s lessees can find more information regarding compliance with OFAC. CIT Aerospace does not track the routes on which its equipment is used, but the Company is not aware that any of its customers are flying equipment financed or leased through CIT Aerospace on routes to or from any sanctioned countries in violation of the applicable financing or leasing agreement.

In addition to CIT Aerospace, the Company also conducts business through a number of other business units in multiple countries around the world. The Company routinely checks its customer databases against the list of sanctioned parties maintained by OFAC, as well as similar lists produced in other jurisdictions and organizations, including Canada, the United Kingdom, the European Union, the United Nations, and Australia. The Company is aware of two transactions that it inadvertently entered into in July and October of 2006 with a sanctioned party, in which office equipment (computer equipment and a workstation) was leased to ETCO International Commodities Limited, a United Kingdom corporation and a wholly owned subsidiary of a Swiss corporation that is owned by an agency of the government of Cuba, for use in their offices in the United Kingdom. The total cash received from payments on the leases was approximately £22,663.74 (or $37,547.47 at current exchange rates), with a balance due of £2,615.44 (or $4,333.05 at current exchange rates). Both leases terminate in 2009. The Company is in the process of reporting this transaction to the Office of Foreign Assets Control and setting the funds aside in a separate blocked account. The Company has also blocked any further transactions with ETCO in our application processing system. The Company is currently reviewing the application system for this business unit in order to upgrade it to automate the process for checking against sanctioned party lists.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

James P. Shanahan Senior Vice President and Chief Compliance Officer

cc:	Pradip Bhaumik, Special Counsel Todd Shiffman, Assistant Director
Division of Corporation Finance Securities and Exchange Commission

Jeffrey M. Peek Robert J. Ingato Joseph M. Leone
CIT Group Inc.